March 14, 2008

Mail Stop 3561

Milton C. Ault, III
President and Chief Executive Officer
Zealous Trading Group, Inc.
1800 Century Park East, Suite 200
Los Angeles, CA 90067

**RE: Zealous Trading Group, Inc.**
**File No. 000-29383**
**Form 8-K: Filed February 15, 2008**

Dear Mr. Ault:

We have completed our review of your Form 8-K and have no further comments
at this time.

Sincerely,

Patrick Kuhn
Staff Accountant